UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of: September 2010

Commission File Number: 000-53826

GSME ACQUISITION PARTNERS I
(Translation of registrant’s name into English)

762 West Beijing Road, Shanghai, China 200041
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

GSME ACQUISITION PARTNERS I (“GSME”) INTENDS TO HOLD PRESENTATIONS FOR CERTAIN OF ITS SHAREHOLDERS, AS WELL AS OTHER PERSONS WHO MIGHT BE INTERESTED IN PURCHASING GSME SECURITIES, REGARDING ITS PROPOSED BUSINESS COMBINATION WITH PLASTEC INTERNATIONAL HOLDINGS LIMITED (“PLASTEC”), AS DESCRIBED IN THE REPORT OF FOREIGN PRIVATE ISSUER ON FORM 6-K FILED BY GSME WITH THE SEC ON AUGUST 10, 2010, THE REPORT OF FOREIGN PRIVATE ISSUER ON FORM 6-K FILED BY GSME WITH THE SEC ON SEPTEMBER 14, 2010, AND IN THIS REPORT OF FOREIGN PRIVATE ISSUER ON FORM 6-K (COLLECTIVELY, THE “FORM 6-K”). THE FORM 6-K, INCLUDING SOME OR ALL OF THE EXHIBITS THERETO, MAY BE DISTRIBUTED TO PARTICIPANTS AT SUCH PRESENTATIONS.

COHEN & COMPANY SECURITIES, LLC (“COHEN”), THE REPRESENTATIVE OF THE UNDERWRITERS OF GSME’S INITIAL PUBLIC OFFERING (“IPO”) CONSUMMATED IN NOVEMBER 2009, HAS BEEN ENGAGED TO ASSIST GSME IN THESE EFFORTS PURSUANT TO WHICH IT WILL BE PAID A SUCCESS FEE OF $500,000, PLUS EXPENSES, UPON CONSUMMATION OF THE BUSINESS COMBINATION WITH PLASTEC.  GSME HAS ALSO ENGAGED CAPSTONE INVESTMENTS (“CAPSTONE”) TO ASSIST IT IN IDENTIFYING INVESTORS THAT MAY BE INTERESTED IN PURCHASING GSME’S SECURITIES AND REMAIN SHAREHOLDERS OF GSME FOLLOWING CONSUMMATION OF THE BUSINESS COMBINATION WITH PLASTEC, PURSUANT TO WHICH CAPSTONE WILL RECEIVE A FEE AND BE TRANSFERRED CERTAIN SECURITIES OF GSME BY COHEN.  ADDITIONALLY, COHEN AND THE OTHER UNDERWRITERS IN GSME’S IPO DEFERRED AN AGGREGATE OF $1,440,000 COMMISSIONS OWED TO THEM IN CONNECTION WITH THE IPO UNTIL THE CLOSING OF GSME’S BUSINESS COMBINATION.  IF THE BUSINESS COMBINATION WITH PLASTEC IS NOT CONSUMMATED AND GSME DOES NOT CONSUMMATE ANOTHER BUSINESS COMBINATION BY MAY 25, 2011, SUCH DEFERRED UNDERWRITING COMMISSIONS WILL BE FORFEITED BY THE UNDERWRITERS AND WILL BE INCLUDED AMONG THE FUNDS THAT WILL BE AVAILABLE TO THE GSME SHAREHOLDERS UPON LIQUIDATION.  GSME, ITS DIRECTORS AND EXECUTIVE OFFICERS, COHEN AND CAPSTONE MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF GSME SHAREHOLDERS TO BE HELD TO APPROVE THE BUSINESS COMBINATION.

SHAREHOLDERS OF GSME AND OTHER INTERESTED PERSONS ARE ADVISED TO READ, WHEN AVAILABLE, GSME’S DEFINITIVE PROXY STATEMENT IN CONNECTION WITH ITS SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING BECAUSE THE PROXY STATEMENT WILL CONTAIN IMPORTANT INFORMATION. SUCH PERSONS CAN ALSO READ GSME’S FINAL PROSPECTUS, DATED NOVEMBER 19, 2009, FOR A DESCRIPTION OF THE SECURITY HOLDINGS OF THE GSME OFFICERS AND DIRECTORS AND THEIR, AND COHEN’S, RESPECTIVE INTERESTS IN THE SUCCESSFUL CONSUMMATION OF THE BUSINESS COMBINATION. THE PROXY STATEMENT WILL BE MAILED TO GSME SHAREHOLDERS AS OF A RECORD DATE TO BE ESTABLISHED FOR VOTING ON THE BUSINESS COMBINATION. SHAREHOLDERS WILL ALSO BE ABLE TO OBTAIN A COPY OF THE PROXY STATEMENT, WITHOUT CHARGE, BY DIRECTING A REQUEST TO: GSME ACQUISITION PARTNERS I, 762 WEST BEIJING ROAD, SHANGHAI, CHINA 200041. THE PROXY STATEMENT WILL ALSO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER COVER OF A REPORT OF FOREIGN PRIVATE ISSUER ON FORM 6-K AND, ONCE FILED, CAN BE OBTAINED, WITHOUT CHARGE, AT THE SECURITIES AND EXCHANGE COMMISSION’S INTERNET SITE (http://www.sec.gov).

Business Combination Between GSME and Plastec

As previously announced, GSME Acquisition Partners I (“GSME”) has entered into an Amended and Restated Agreement and Plan of Reorganization (the “Merger Agreement”) with GSME Acquisition Partners I Sub Limited, Plastec International Holdings Limited (“Plastec”), and each of Sun Yip Industrial Company Limited (BVI), Tiger Power Industries Limited (BVI), Expert Rank Limited (BVI), Fine Colour Limited (BVI), Cathay Plastic Limited (BVI), Greatest Sino Holdings Limited (BVI), Colourful Asia International Limited (BVI) and Top Universe Management Limited (BVI), pursuant to which Plastec will become a wholly-owned subsidiary of GSME.

The following is additional information on the business and financial condition of Plastec.

Business of Plastec

Plastec is a vertically integrated plastic manufacturing services provider that provides comprehensive precision plastic manufacturing services from mold design and fabrication, plastic injection manufacturing to secondary-process finishing as well as parts assembly. Plastec manufactures a wide range of plastic parts and components for:

•	consumer electronics, such as LCD and LED television sets, DVD players, DVD-VHS combos, Blu-ray disc players, speakers, MP3, remote controls and other consumer audio-visual products;

•	electrical home appliances, such as power tools, hair dryers, shavers, vacuum cleaners and other home-use electrical products;

•	telecommunication devices, such as modems, set-top boxes, cordless phone handsets, GPS devices and other telecommunication-related parts and components;

•	computer peripherals, such as LCD monitors, printers and other personal computer parts and components; and

•	other industries, such as precision plastic based toys and automobile audio systems.

Plastec manufactures its products solely on the basis of customer orders. Plastec’s major customers include leading international original equipment manufacturers (OEMs), original design manufacturers (ODMs) and original brand manufacturers (OBMs) of consumer electronics, electrical home appliances, telecommunication devices and computer peripherals.

The Asia-Pacific region has been Plastec’s principal market, accounting for approximately 96.6%, 91.4% and 83.1% of Plastec’s turnover for the three years ended April 30, 2008, 2009 and 2010, respectively. Other markets, especially Europe and the United States, accounted for approximately 3.4%, 8.6% and 16.9% of Plastec’s turnover for the three years ended April 30, 2008, 2009 and 2010, respectively.

Plastec has six production facilities located in Dongguan, Shenzhen, Zhuhai, and Heyuan cities of Guangdong Province and Kunshan of Jiangsu Province, China. Plastec has carefully selected the locations of its production facilities in order to facilitate timely delivery of its products to customers to accommodate their just-in-time inventory control systems and production schedules. Plastec operates four manufacturing facilities, Heyuan Sun Line Manufacturing Plant, Dongguan Sun Chuen Manufacturing Plant, Zhuhai Sun Line Manufacturing Plant, Kunshan Broadway Manufacturing Plant, through its four wholly owned PRC subsidiaries. Plastec, together with PRC counterparties, manage the remaining two manufacturing facilities, Dongguan Sun Line Processing Factory and Shenzhen Broadway Processing Factory, pursuant to certain Processing Agreements Plastec entered into with the PRC counterparties and the practical arrangements between Plastec and the PRC counterparties.

Plastec’s business has grown significantly over the past few years. Driven by increasing orders from its customers, turnover increased from HK$463.0 million for the year ended April 30, 2005 to HK$966.8 million for the year ended April 30, 2010, representing a compound annual growth rate of 15.9%.

History and Development

Plastec’s business operations began in 1993 when its founder, Kin Sun Sze-To, together with a co-investor, an independent third party, established Sun Line Industrial Limited (“Sun Line (HK)”).  In that same year, Sun Line (HK) entered into the Shenzhen Sun Line Processing Agreement to start its productions at the Shenzhen Sun Line Processing Factory.  In November 2002, Sun Line (HK) expanded its operations by entering into the Dongguan Sun Line Processing Agreement to start its productions at the Dongguan Sun Line Processing Factory.  In April 2004, Plastec was established by the owners of Sun Line (HK) under its former name Sunbest Enterprises Limited (incorporated in the British Virgin Islands (“BVI”)) to ultimately become the holding company of Sun Line (HK).  To this end, in August 2004, all of the outstanding shares of Sun Line (HK) were transferred to Plastec in exchange for shares of Plastec through a restructuring and reorganization and Sun Line (HK) became a wholly owned subsidiary of Plastec.

In February 2004, Sun Line (HK) established Heyuan Sun Line Industrial Ltd. (“Heyuan Sun Line Industrial”), as a wholly foreign owned enterprise in China and its wholly owned subsidiary, for the purpose of constructing Heyuan Sun Line Manufacturing Plant, one of Plastec’s wholly owned manufacturing plants in China, to cater to a major customer of Plastec that established a manufacturing plant in Heyuan. The construction of the first phase of Plastec’s Heyuan Sun Line Manufacturing Plant was subsequently completed in December 2005.

In July 2004, Plastec established Fast Achieve Enterprises Limited (incorporated in the BVI) as its wholly owned subsidiary.

In August 2004, Plastec incorporated Sun Line (Macao Commercial Offshore) Company Limited under the laws of Macau (“Sun Line Macau”) as a sales center.

In September 2004, Plastec established New Skill Holdings Limited (“New Skill”) (incorporated in Samoa) as its wholly owned subsidiary. Also, in September 2004, Sun Ngai Spraying and Silk Print Co., Ltd. (incorporated in the BVI, the entity that operated the manufacturing services at Shenzhen Sun Ngai Processing Factory), became Plastec’s wholly owned subsidiary through a share acquisition for the purpose of expanding Plastec’s secondary-process finishing business.  Plastec has subsequently determined not to renew the Processing Agreement relating to this factory.

In December 2004, Plastec established Dongguan Sun Chuen Plastic Products Co., Ltd. (“Dongguan Sun Chuen”), as a wholly foreign owned enterprise in China and wholly owned subsidiary of New Skill, to manage Plastec’s domestic sales in China.

In January 2005, Plastec established Sun Terrace Industries Limited (“Sun Terrace”) (incorporated in the BVI) as its wholly owned subsidiary.

In September 2005, Plastec established Broadway Industrial Holdings Limited (incorporated in the BVI) (“Broadway Industrial (BVI)”) as its wholly owned subsidiary and an overseas holding company to expand its manufacturing operations at Shenzhen Broadway Processing Factory as well as Broadway Manufacturing Company Limited (incorporated in the BVI) as it wholly owned subsidiaries and an overseas holding company to hold certain fixed assets in China.

On September 23, 2005, Plastec changed its name from Sunbest Enterprises Limited to its current name of Plastec International Holdings Limited.

In May 2006, Plastec established Sun Ngai Spraying and Silk Print (HK) Co., Limited (incorporated in Hong Kong) and Broadway Industrial Holdings Limited (incorporated in Hong Kong) (“Broadway Industrial (HK)”) as its indirect wholly owned subsidiaries.

In August 2008, Plastec established Broadway Precision Industrial (Kunshan) Ltd. (“Kunshan Broadway”) as a wholly foreign owned enterprise in China and wholly owned subsidiary of Broadway Industrial (HK), in order to expand Plastec’s operations to the Yangtze River delta under Kunshan Broadway Manufacturing Plant.  To expedite the approval process for the establishment of Broadway Precision Industrial (Kunshan) Ltd. as a wholly foreign owned enterprise, there was a momentary transfer of Broadway Industrial (BVI)’s registered shareholding interest in Broadway Industrial (HK) to Plastec’s founder, Kin Sun Sze-To, in September 2008 at par and a re-transfer back of the same registered shareholding interest from Kin Sun Sze-To to Broadway Industrial (BVI), again at par, in October 2008 upon completion of the approval process.

With a view to expanding Plastec’s domestic sales in China, in October 2008 Sun Line Precision Industrial (Zhuhai) Ltd. (“Zuhai Sun Line”) was established as a wholly foreign owned enterprise in China and wholly owned subsidiary of Allied Sun Corporation Limited (“Allied Sun”) (incorporated in Hong Kong); which company was established by Plastec in September 2008 in the name of Kin Sun Sze-To.

In November 2008 and upon completion of the approval process for the establishment of Sun Line Precision Industrial (Zhuhai) Ltd. as a wholly foreign owned enterprise, Kin Sun Sze-To transfer his registered shareholding interest in Allied Sun, at par, to Sun Terrace thereby formally establishing Allied Sun as Plastec’s indirect wholly owned subsidiary.

In December 2009, Plastec determined not to renew the Processing Agreement of Shenzhen Sun Line Processing Factory, whereas its expiration date was July 2010.

Plastec’s Competitive Strengths

Plastec believes that its principal competitive strengths include the following:

Plastec’s ability to provide one-stop integrated manufacturing services

Plastec provides one-stop integrated services for the manufacture of precision plastic components used in various electronic devices, including mold design, precision mold fabrication, plastic injection manufacturing, secondary-process finishing and parts assembly. As an integrated plastic manufacturing services provider, Plastec is able to plan and undertake the entire plastic component manufacturing process for new products launched by its customers. With Plastec’s dedication and expertise in mold design and fabrication, plastic injection manufacturing and secondary-process finishing, Plastec is also able to assist its customers in moving their products from their conceptual design to mass production quickly and economically. Plastec’s integrated manufacturing ability allows its customers to focus on other aspects of the production and marketing of their products.

Plastec’s expertise and capabilities in high-precision mold design and fabrication

Plastec possesses considerable plastic manufacturing expertise and know-how and is able to provide quick and quality services to its customers, especially in high-precision mold design and fabrication. One of the strengths of Plastec’s mold fabrication division is its ability to assist its customers in accurately prototyping their product concepts and in designing and manufacturing precision toolings and molds. Plastec owns advanced design software and equipment necessary for such high-precision mold fabrication, including a fused deposition modeling, or FDM, system, which enhances the efficiency of its mold design and fabrication. Plastec also uses some of the most advanced mold fabrication machines and plastic injection machines available in the industry. Plastec believes its expertise and know-how in high-precision mold design and fabrication shortens the lead time it needs before it mass-produces such products and represents a significant advantage over Plastec’s competitors.

Plastec’s just-in-time delivery service

Plastec’s just-in-time delivery service is designed to meet its customers’ stringent inventory management systems and their demanding delivery schedules. Plastec has strategically established its manufacturing facilities in Dongguan, Shenzhen, Zhuhai and Heyuan of Guangdong Province and Kunshan of Jiangsu Province in order to stay close to its customers’ assembly plants, most of which are located in Guangdong Province of China. Plastec’s locations not only enable it to accommodate its customers’ just-in-time inventory management systems but also reduces its transportation costs and enhances its direct communications with customers.

Plastec’s stringent quality control

Plastec’s customers include major companies in their respective industries who are generally known for their high quality products sold throughout the world, and a majority of Plastec’s products are used in well-known brands. Plastec has imposed stringent quality control measures on each phase of its manufacturing process, including its raw materials, semi-finished products and finished products. Plastec’s quality control procedures are designed to enable it to promptly identify flaws or defects during the production process. The successful implementation of Plastec’s quality control system is demonstrated by the low rate of goods returned, which was approximately 0.89%, 0.57%, and 0.55% during the years ended April 30, 2008, 2009 and 2010, respectively, based on Plastec’s total turnover of HK$986.2 million, HK$913.4 million and HK$966.8 million for the three years, respectively. Both of the Processing Factories have been accredited ISO9001 and ISO14001 certifications. Plastec’s stringent quality control is highly regarded by its customers as one of the most important attributes that enables Plastec to retain its existing customers and to expand its customer base. Plastec’s dedication to the quality of its products and services has also won Plastec numerous certifications of satisfaction from its customers in respect of such products and services.

Plastec’s well established long-term customer relationships

Plastec has successfully established and maintained good long-term business relationships with many of its customers. Most of Plastec’s major customers have been doing business with Plastec for more than five years and some of them for over 10 years. Plastec believes its capability to design and fabricate high-precision mold and tooling, to manufacture high quality plastic components and its strategically located production facilities to accommodate the just-in-time inventory control systems of its customers and their demanding production schedules provide Plastec with a significant competitive advantage over its competitors. Plastec believes that it has earned the trust and confidence of its customers mainly due to its reliability in providing quality products and services at competitive prices on a timely basis.

Plastec’s experienced and dedicated management

Mr. Sze-To, Plastec’s Chairman and founder, and Mr. Tan, Plastec’s Executive Director, have over 20 years of experience each in the plastic injection and molding industry. Mr. Sze-To leads a professional management team that possesses extensive industry experiences and knowledge in the latest plastic technology. Guided by Plastec’s senior management, Plastec entered the PRC market in 1993. As more and more global brands started to outsource component manufacturing from their China assembly plants over the years, Plastec has strategically established itself in the PRC market, with a diversified and growing customer base. Plastec believes that its extensive experience accumulated over the past 20 years and its familiarity with the PRC market, coupled with its scale of operations and cutting edge technology and equipment, are key competitive advantages that Plastec has over many of its competitors.

Plastec’s Business Strategy

Plastec’s principal business strategies and future plans include the following:

Expanding its product mix and customer base

As plastic is becoming an increasingly popular material in many industries, Plastec intends to capitalize on this trend by manufacturing plastic casings, components and utensils for products beyond the consumer electronics, electrical home appliances, telecommunication and computer equipment to include, for example, plastic parts used in automobiles and industrial applications. Plastec has already started manufacturing GPS, car audio and photo printer parts for its customers. As most of Plastec’s customers are multinational companies engaged in the production of a variety of products, Plastec believes that its efforts to keep its technology and manufacturing capabilities in line with industry trends and the confidence and trust Plastec has gained from its multinational customers will facilitate the realization of its strategy of seeking new business opportunities and expanding its product mix.

Continue to improve its production facilities and expand its production capacity

Plastec is devoted to continuously improving and expanding its existing production facilities in Guangdong Province while it seeks opportunities to further expand its production capacity in other parts of China. Plastec is planning to acquire additional advanced injection molding and mold fabrication machines and to install clean rooms for its processing services in its existing facilities in order to increase its capability of manufacturing plastic parts and components that demand higher and more stringent specifications. Plastec believes these improvements will enhance its competitiveness in the higher-end plastic production market and will also improve its overall profit margin in the long-run.

In order to provide prompt delivery services to accommodate its customers’ stringent just-in-time inventory control, Plastec intends to establish additional manufacturing facilities near the assembly plants of its major customers in other parts of China. Currently, 5 of the 6 production facilities run by Plastec are located in Guangdong Province to service the needs of its customers in southern China. Since Plastec’s production is entirely customer order based, and in order to meet demands of its customers in other regions of China, as a long-term plan, Plastec is planning to establish additional facilities in other parts of China, including the the Bohai Bay economic region. Well-selected strategic locations of production facilities will allow Plastec to shorten its delivery time, facilitate communications with customers and help customers reduce their inventory carrying costs.

Continue to focus on leading global brands in Plastec’s customer development efforts

Plastec will continue to devote significant marketing efforts to maintaining its existing customers and developing new customers from leading global brands in order to broaden its customer base. As Plastec’s manufacturing facilities are geared for high-end plastic products, Plastec will continue to focus on top global brands that demand higher product quality and more stringent product specifications. Global brands also tend to have a shorter product cycle and generally launch new products and product models to the market at shorter intervals. Plastec believes that it is uniquely positioned to cater to the needs of these customers with its technology, know-how and some of the most advanced production facilities available in the industry. In such pursuit, Plastec not only enjoys generally better profit margins associated with newly launched products and models, but also benefits from the generally better credit standings of such global customers in its efforts to reduce credit risk. Plastec believes that it is crucial for it to stay abreast with the global trend of manufacturing outsourcing and to be able to service needs of international manufacturers that decide to outsource their precision plastic products.

Continue to improve precision molding to cater to higher quality specifications

Capitalizing on Plastec’s expertise in precision mold design and fabrication, Plastec will continue to improve and enhance its high and stringent specification molding production. Plastec plans to purchase additional state-of-the-art computerized design systems and molding equipment so as to further distinguish itself as a precision molding specialist in the industry. Plastec expects that its high-end production approach will avoid or minimize competition from other PRC competitors and will increase its market share in high- precision component manufacturing.

Products and Services

Plastec produces a vast array of plastic casings, components and utensils for use in consumer electronics, electrical home appliances, telecommunication devices and computer peripherals. These high-precision molded plastic products are designed and made for different applications. Plastec also provides mold design and fabrication services, secondary-process finishing and parts assembly services to offer its customers with one-stop-shop services. Plastec’s sales to different categories of customers during the three years ended April 30, 2010 were approximately as follows:

Customer category	Year ended April 30, 2008	Year ended April 30, 2009	Year ended April 30, 2010
Consumer electronics	39.6%	53.7%	51.0%
Electrical home appliances	14.3	7.9	2.3
Telecommunication	9.8	10.7	14.9
Computer peripherals	15.7	6.3	5.5
Others	20.6	21.4	26.3
Total	100.0%	100.0%	100.0%

Plastec categorizes its sales as described in the table above on the basis of the primary industry to which the immediate customers belong, regardless of the actual goods Plastec ships to such customers. For example, if a consumer electronics customer orders goods for computer peripherals, Plastec generally groups such shipments under consumer electronics for the purpose of its sales analysis. While Plastec has maintained sales to its consumer electronics and electrical home appliances customers, Plastec has over the years made increasing amounts of sales to other customers, such as manufacturers of telecommunication devices, computer peripherals and other manufacturers. The foregoing sales analysis information is prepared by management and is not based on IFRS requirements or any other accounting standards.

Production Process

Plastec’s production process currently takes approximately six to eight weeks on average from the design stage to the delivery of products to the customers.  Over the years, Plastec has implemented various measures to improve its efficiencies and to shorten lead-time. Accordingly, this time period has been reduced from the approximately 12 to 16 weeks it previously took in 2005. The foregoing timeframes exclude time used or needed by the customer during the interactive design process. Complexity of the product specifications tends to prolong the time needed by Plastec and the customer to finalize the product model. The stages of this production process where Plastec plays a crucial role include mainly:

•	mold design and fabrication;

•	plastic injection manufacturing;

•	secondary-process finishing; and

•	parts assembly.

Mold design and fabrication

Mold design and fabrication, or “tooling,” is a crucial step in the manufacturing process of molded precision plastic products. With Plastec’s sophisticated equipment and substantial experience and know-how relating to mold development, Plastec is capable of fabricating high precision molds for use in plastic injection machines of up to 850 tons in clamping force with parts dimension tolerance of up to 0.01 millimeters, which measures the changes in dimensions of molded plastic products before and after they are cooled. Molds with high precision are necessary for the production of high quality molded plastic products. Plastec’s design engineers closely collaborate with its customers throughout the mold design process in order to develop a mold that optimizes cost-efficiency, capacity and quality. Plastec believes that its mold design and fabrication capability represents a substantial competitive strength over its competitors and constitutes an indispensable part of its core competencies in this precision plastic products business.

Most of Plastec’s customers require it to undertake the entire plastic manufacturing services, including mold design and fabrication, for their products. Occasionally, some customers provide Plastec with their molds for carrying out the plastic injection process.

Mold design and fabrication is an interactive process between Plastec and its customers. Plastec has over 120 skilled design engineers and technicians in Shenzhen and Dongguan, assisted by computer-aided design, or CAD, and computer-aided manufacturing, or CAM, software systems to design the molds. Based on initial product designs and specifications provided by Plastec’s customers, Plastec’s design engineers use FDM to prototype the finished products in accordance with the designs of the customers and prepare detailed specifications for the molds. Through a consultation process known as “co-design” for the molds, Plastec’s design engineers would recommend improvements to the original product design and specifications, such as to increase durability of the molds and to enhance reliability of the products.

When Plastec finalizes the mold designs, it uses CAD to draw up the detailed specifications. Plastec then uses CAM to detail its manufacturing procedures in accordance with the detailed CAD specifications and start to manufacture with the assistance of its advanced machinery such as its computer-numerical controlled, or CNC, machining systems. Plastec’s CNC machining systems commence milling the mold prototypes from graphite or copper electrodes. Once the customers have verified the finished-product prototypes, Plastec commences fabrication of the molds via a combination of precision milling, grinding, wire-cutting and electro-discharge machining, or EDM.

Plastec then polishes, assembles and uses the molds to manufacture an initial batch of the plastic products for the first-article inspection by Plastec’s customers. Plastec also offers chemical treatment process for the molds, at the request of its customers, to produce special textured casings or high-gloss mirror finishing for products, such as LCD and LED television sets or audio-visual products.

Plastec begins mass production of plastic products upon final approval of the mold by the customers.

Plastec’s tooling division is able to produce approximately 100 to 120 molds on a monthly basis with competitive lead time ranging from 20 to 60 days. The length of the lead time primarily depends on the complexity and size requirements of the mold. Molds Plastec produces generally weigh up to 7.5 tons.

Mold design and fabrication requires specialized machines and is capital intensive. Plastec owns approximately 84 advanced mold-making machines, including CNCs, FDM system, EDMs and wire-cutting machines.

Plastec’s customers generally bear the costs of designing and producing customer-specific molds. Plastec generally maintains and stores the molds it has fabricated for its customers at its facilities for use in further productions. Sometimes Plastec also owns the molds, in which case it will bear the costs in designing and producing them. Through such additional services to its customers, Plastec seeks to create customer dependence on it to manufacture additional plastic parts and components when need arises.

Plastic injection manufacturing

To manufacture a molded plastic product, the mold is first mounted onto an injection molding machine and is clamped. Resin, in granular form, is then loaded into the machine, to be dehumidified and melted into viscous form. The viscous resin is then injected into the mold at high pressure. Coolant will then pass though the mold to solidify the resin into the shape required. When the plastic has cooled, the mold is unclamped and the product is ejected. Plastec then performs quality checks on the products for flaws and defects before forwarding them for secondary-process finishing or packaging for shipment. The entire injection molding process takes approximately 15 to 60 seconds.

Each of Plastec’s injection molding machines is capable of servicing a variety of applications and product configurations. Plastic injection molding machines are classified according to the clamping force, the maximum force/pressure an injection molding machine is capable of exerting in order to hold a mold in place during the injection molding process. Plastec owns over 500 plastic injection machines, with clamping forces between 50 to 1,000 tons.

Secondary-process finishing

Plastec provides a wide range of secondary-process finishing services, including smoothing and polishing, laser marking, silk-screening, pad printing, spraying, painting, ultra-violet coating, anti-fog coating, hot stamping and metallic coating in its production plants in Dongguan, Shenzhen, Heyuan, Zhuhai and Kunshan. Plastec carries out most of these secondary-process finishing services in its controlled environment production areas. Although Plastec automates some of its secondary-process finishing services, such as spray painting, a significant portion of its other secondary-process finishing services is labor-intensive due to the different secondary-process finishing requirements from its customers. Plastec’s secondary-process finishing enhances the appearance or external functionality of molded plastic products.

Parts assembly

In response to increasing demands for integrated manufacturing solutions from Plastec’s customers, Plastec also provides parts assembly services for its molded plastic products as a turn-key solution to its customers. Plastec usually assembles its plastic components into semi-finished parts before their delivery. Plastec’s customers will further incorporate their electronic or electrical components into Plastec’s products to produce their finished products. The parts assembly business has become an important part of Plastec’s integrated manufacturing services desired by its customers. Most of Plastec’s parts assembly services, however, are labor-intensive due to the different assembly requirements from its customers.

Quality Control

Commensurate with Plastec’s competitive capabilities in high-precision plastic product manufacturing, Plastec has established an in-house quality control, or QC, department that maintains stringent quality controls over all of Plastec’s products. Plastec strictly carries out all customer-required QC measures in addition to its routine quality control. Plastec’s fundamental QC principle is to build quality not only into its products and services but also into its processes at the earliest possible stage. Plastec’s QC procedures require quality control checks to be performed at each critical stage of its production process to meet Plastec’s own quality requirements and to conform to its customer’s specifications. Quality control checks are carried out, recorded and monitored by its QC department.

As integrated plastic manufacturing services are relatively labor intensive by nature, Plastec deploys staff members at various control check points to make sure that its customers’ numerous requirements in product designs, appearances and functionalities are properly observed. Plastec’s QC staffs are located at all of its Manufacturing Plants and Processing Factories in China.

In addition to its human quality controllers, Plastec also uses some of the most advanced machines to control and test its product quality. Plastec’s QC department also employs the following equipment to monitor its product quality:

•
Coordinate measuring machine. Plastec’s coordinate measuring machine measures the dimensions of the molds and the manufactured plastic components to ensure their conformance with the requisite specifications. Plastec’s coordinate measuring machine uses an electronic probing system to provide the three-dimensional measurements of the manufactured plastic component. It automates the measuring process and, therefore reduces human errors and manpower in taking measurements of a plastic component. Plastec’s coordinate measuring machine is particularly useful if the plastic component requires very precise dimensional tolerances.

•
Optical measuring system. Plastec’s optical measuring system utilizes complex optical mechanisms to measure or inspect tooling inserts and plastic components in three-dimensional perspectives. This system is suitable for very complex, small or delicate plastic components that cannot be readily measured or inspected using an electronic probing system.

•
Spectrophotometer. Plastec’s spectrophotometer is an electronic optical device designed for a broad range of color measurement applications. It measures the coloring and brightness level of incoming materials, in-process parts and painted surfaces of finished products to ensure that the precision plastic components Plastec manufactures are of consistent color quality.

•
RoHS analyzing system. RoHS is often referred to as the lead-free directive. It restricts the use of the following six substances: lead, mercury, cadmium, hexavalent chromium, polybrominated biphenyls, or PBB, and polybrominated diphenyl ether, or PBDE. Plastec’s RoHS analyzing system is an electronic device to measure whether there are any hazardous materials in Plastec’s incoming raw materials, especially resin, and Plastec’s completed products before delivering them to its customers.

•	Paint thickness tester. Plastec use paint thickness testers to test and control the thickness of paint that it uses in the spraying process.

•	UV analyzer. Plastec uses UV analyzers to test and check energy intensity in its curing system.

Plastec procures raw materials, including resins, chemicals, solvent and mold base, used in its productions from suppliers designated by customers. These suppliers are on the approved vendor list of its customers.

To ensure the quality of Plastec’s manufacturing processes, Plastec has subjected its Manufacturing Plants and the Processing Factories to various compliance standards and certifications available in the plastics industry, such as the following:

Award/certification	Award date	Manufacturing facility	Awarding/certifying organization
ISO9001:2000 Certification	October 2003	Dongguan Sun Line Processing Factory	SGS*
Certificate of Compliance to Standard for Safety (UL-746D-fabricated parts)	August 2003	Dongguan Sun Line Processing Factory	UL*
ISO14001:2004 Certification	October 2005	Dongguan Sun Line Processing Factory	SGS*
ISO9001:2000 Certification	May 2009	Zhuhai Sun Line Manufacturing Plant	SGS*
ISO9001:2008 Certification	August 2009	Kunshan Broadway Manufacturing Plant	Kaixin Certification (Beijing)
ICTI Code of Business Practices (2009 Version)	Nov. 2009	Shenzhen Broadway Processing Factory	ICTI*
ISO9001:2000 Certification	July 2006	Shenzhen Broadway Processing Factory	SGS*
ISO14001:2004 Certification	June 2007	Shenzhen Broadway Processing Factory	SGS*

 *SGS is SGS United Kingdom Ltd., a provider of inspection, verification, testing and certification services.  UL is The Underwriters Laboratories Inc., an independent product safety certification organization.  ICTI is The International Council of Toy Industries, an association of associations, is committed on behalf of its member companies to the operation of toy factories in a lawful, safe, and healthful manner.

For plastic components, Plastec is required by its customers to have the procurement and manufacturing processes certified by UL.

Some of Plastec’s manufacturing processes and quality control systems are subject to semi-annual QC audit by SGS or other internationally recognized organizations. Such audit includes verification of personnel training, proper maintenance and calibration of equipment used in the manufacturing process as well as use of correct procedures for all operations.

Production Facilities and Capacity

Plastec currently has six production facilities to carry out its manufacturing operations:

•	Dongguan Sun Chuen Manufacturing Plant

•	Heyuan Sun Line Manufacturing Plant

•	Zhuhai Sun Line Manufacturing Plant

•	Kunshan Broadway Manufacturing Plant

•	Dongguan Sun Line Processing Factory

•	Shenzhen Broadway Processing Factory

All of these facilities are located in Guangdong Province, China, adjacent to Hong Kong, except for Kunshan Broadway Manufacturing Plant which is located in Jiangsu Province, China. Plastec has carefully selected the locations of its production facilities in order to facilitate timely delivery of its products to customers to accommodate their just-in-time inventory control systems and production schedules.
The average annual utilization rates and maximum annual production capacities of Plastec’s four wholly owned Manufacturing Plants and the two contractually based Processing Factories with respect to plastic injection machines and tooling machines over the periods shown below were as follows:

	Year ended April 30, 2008	Year ended April 30, 2009	Year ended April 30, 2010
Plastic injection machines

No. of Injection Machines	517	500	505

Max annual capacities (machine hours in thousand)	3,268	3,248	3,299

Utilisation	67.6%	62.1%	64.5%

Tooling machines

No. of Tooling Machines	76	79	84

Max annual capacities (machine hours in thousand)	483	501	543

Utilisation	101.7%	101.5%	101.0%

Plastec measures its maximum annual production capacities in terms of its machine hours. Plastec has computed its machine hours as follows: Number of machines x 22 hours x Number of working days in a year. Plastec has computed the average annual utilization rates as follows: Number of actual operating hours of machines/maximum annual production capacity of such machines. Factors such as the timing of acquisition and installation of machines during any particular year and the initial ramp-up of machines tend to affect the utilization rates of the machines. When Plastec calculates the average annual utilization rates for its plastic injection machines, Plastec also includes idle time during trial runs, when machines have lower actual operating hours than their normal production days.

Plastec operates four of the manufacturing facilities, Heyuan Sun Line Manufacturing Plant, Zhuhai Sun Line Manufacturing Plant, Kunshan Broadway Manufacturing Plant and Dongguan Sun Chuen Manufacturing Plant, through its four wholly owned PRC subsidiaries, Heyuan Sun Line Industrial, Zhuhai Sun Line, Kunshan Broadway and Dongguan Sun Chuen, respectively.  Together with PRC counterparties, Plastec manages the remaining two production facilities, Dongguan Sun Line Processing Factory and Shenzhen Broadway Processing Factory, pursuant to the Processing Agreements described below and the practical arrangement between itself and the PRC counterparties.

Plastec owns approximately 72,993 square meters in site area at its Heyuan Sun Line Manufacturing Plant as well as the buildings, manufacturing equipment and other movable assets that constitute its Heyuan Sun Line Manufacturing Plant. Plastec also owns the manufacturing equipment and other movable assets of its Dongguan Sun Chuen Manufacturing Plant, Zhuhai Sun Line Manufacturing Plant, and Kunshan Broadway Manufacturing Plant and leases its land and premises under the Tenancy Agreements. While Plastec hires its own workers at the four Manufacturing Plants, it substantially relies on the PRC counterparties to provide manufacturing workers, utilities, plant management and other assistance for the two Processing Factories pursuant to the Processing Agreements. For the two Processing Factories, Plastec owns their manufacturing equipment and other movable assets and certain leasehold land lessors lease their land and premises to the PRC counterparties pursuant to three of the Tenancy Agreements. Certain of Plastec’s leasehold land lessors also do not possess the full qualification to lease such land and premises to Plastec. However, all of Plastec’s Manufacturing Plants and Processing Factories have been granted proper business licenses by the relevant PRC governmental authorities and have passed annual examinations and received annual renewals from the relevant PRC government licensing authorities.
The principal terms of Plastec’s Processing Agreements are as follows:

Dongguan Sun Line Processing Agreement. This Processing Agreement that Sun Line (HK) entered into on November 5, 2002 with Dongguan City Dalingshan Township Foreign Economic Development Corporation was approved by Dongguan City Foreign Trade and Economic Cooperation Bureau on November 6, 2002. The Dongguan Sun Line Processing Factory received and is in possession of the following licenses:

•	business license, from Dongguan City Administration of Industry and Commerce, with a current term of operation from November 8, 2002 to November 5, 2012; and

•	Guangdong Province foreign processing business special permit, from Dongguan City Administration of Industry and Commerce, with a current validity period from November 8, 2002 to November 5, 2012.

This Processing Agreement contemplates a mutually beneficial venture between Sun Line (HK) and the PRC counterparty to this Processing Agreement, Dongguan City Dalingshan Township Foreign Economic Development Corporation, under the following terms:

•
Sun Line (HK) will provide all manufacturing equipment as well as all raw and other materials required in the manufacturing of its products without attributing a monetary value to such contribution by it to the venture;

•	Sun Line (HK) is responsible for transportation, installation, testing and technical management of its equipment;

•	Sun Line (HK) will hire employees through the relevant government-approved labor administrative agencies;

•	the PRC counterparty is responsible for providing the relevant manufacturing premises to the venture;

•	the PRC counterparty is responsible for assisting Sun Line (HK) in completing the necessary governmental approval process and in managing the daily operations of the Processing Factory;

•
the venture is subject to a three-month probation from the effective date of the Processing Agreement during which the parties will evaluate the viability of the venture, including the operating results;

•	Sun Line (HK) is responsible for accepting all products of acceptable quality for export;

•
Sun Line (HK) must pay the PRC counterparty an agreed monthly processing fee on the basis of the labor used, volume of products produced, size of the land parcel and the manufacturing premises involved;

•
any delay by Sun Line (HK) in its payment of the processing fee to the PRC counterparty is subject to interest compensation based on the prevailing interest rates of a Hong Kong bank for each delayed day and subject to suspension of delivery of products from the Processing Factory; and

•	Sun Line (HK)’s contractual counterparty is responsible for paying the rental tax to the relevant PRC taxing authorities with respect to the manufacturing premises used in the venture.

This Processing Agreement does not contain any termination clauses. Should the Dongguan Sun Line Processing Agreement be terminated pre-maturely due to a breach by the PRC counterparty to this Processing Agreement, the PRC counterparty will be required to compensate Sun Line (HK) for all losses and damages arising from such breach available under the PRC contract law.

Shenzhen Broadway Processing Agreement. This Processing Agreement that Broadway Industrial (BVI) entered into on December 18, 1996, as amended and supplemented on June 22, 2006 and July 10, 2006, respectively, with Shenzhen City Shamin Industrial Co., Ltd. was approved by Shenzhen City Baoan District Economic Development Bureau on December 20, 1996, June 28, 2006 and July 11, 2006, respectively. The Shenzhen Broadway Processing Factory received and is in possession of the following licenses:

•	business license, from Shenzhen City Administration of Industry and Commerce Baoan Branch, with a current term of operation from December 20, 1996 to December 17, 2011; and

•
Guangdong Province foreign processing business special permit, from Shenzhen City Administration of Industry and Commerce Baoan Branch, with a current validity period from December 20, 1996 to December 17, 2011.

This Processing Agreement contemplates a mutually beneficial venture between Broadway Industrial (BVI) and the PRC counterparty to this Processing Agreement, Shenzhen City Shamin Industrial Co., Ltd., under the following terms:

•
Broadway Industrial (BVI) will provide all manufacturing equipment as well as all raw and other materials required in the manufacturing of its products without attributing a monetary value to such contribution by Plastec to the venture;

•	Broadway Industrial (BVI) is responsible for transportation, installation, testing and technical management of its equipment;

•	Broadway Industrial (BVI) will hire and fire employees through its contractual counterparty;

•	the PRC counterparty is responsible for providing the relevant manufacturing premises and manufacturing labor to the venture;

•	the PRC counterparty is responsible for making available water and electricity necessary for the manufacturing needs while Broadway Industrial (BVI) is responsible for paying such utilities;

•	the PRC counterparty is responsible for assisting Broadway Industrial (BVI) in completing the PRC customs clearance for the imports and exports of the venture;

•	the PRC counterparty will provide the factory manager, finance officer, warehouse personnel and other factory administrative personnel;

•	the venture is subject to a three-month probation from the effective date of the Processing Agreement during which the parties will evaluate the viability of the venture;

•	Broadway Industrial (BVI) is responsible for accepting all products of acceptable quality for export;

•
Broadway Industrial (BVI) must pay the PRC counterparty an agreed monthly processing fee on the basis of the labor used, volume of products produced and the land and manufacturing premises provided by its contractual counterparty;

•
any delay over 15 days by Broadway Industrial (BVI) in its payment of the processing fee to the PRC counterparty is subject to interest compensation based on the prevailing interest rates of a Hong Kong bank for each delayed day, and any such delay over 30 days is subject to suspension of delivery of products from the Processing Factory and other measures that its contractual counterparty may take; and

•	any dispute between the parties relating to the Processing Agreement is subject to arbitration by China International Economic and Trade Arbitration Commission Shenzhen Branch.

This Processing Agreement also contains the following termination clauses if:

•	Broadway Industrial (BVI) fails to start production for a continuous six-month period;

•	either party fails to perform its obligations under the Processing Agreement within two months after it came into force;

•	either party may unilaterally terminate the Processing Agreement upon payment by the terminating party of two-month processing fees pursuant to the Processing Agreement;

•	parties to the Processing Agreement mutually agree to terminate; or

•	the Processing Agreement is not extended by either party upon the expiry of the Processing Agreement.

Sales and Marketing

Plastec manufactures its products solely on the basis of customer orders. Plastec’s major customers include leading international OEM, ODM and OBM manufacturers of consumer electronics, electrical home appliances, telecommunication devices and computer peripherals. Plastec markets its manufacturing services largely through specific targeted client developments, rather than large-scale promotion efforts, such as various trade shows organized for the plastic industry. Plastec’s marketing personnel are mostly plastic industry engineers or technicians. They endeavor to identify appropriate potential customers and to qualify Plastec for the approved vendor status at these customers. A vendor qualification process typically takes six to 18 months in the plastics industry for precision plastic manufacturing services. Once a potential customer is identified and has expressed interest in exploring Plastec’s services, it will often involve an initial period of questions and answers, followed by various in-depth interactive investigations by the potential customer, including factory audit, technical capacity and capability audit, QC audit, supplier audit, attention-to-detail evaluation, environmental assessment, financial analysis and general industry reputation investigation.

Plastec’s products are sold principally to leading international OEM, ODM and OBM manufacturers of consumer electronics, electrical home appliances, telecommunication devices and computer peripherals. Plastec is committed to providing quality products and quality services to its customers. In addition to maintaining the solid working relationship with its current customers principally in Guangdong Province of China, Plastec is actively developing new clientele, not only with respect to leading international OEM, ODM and OBM manufacturers with whom Plastec has not had an opportunity to cooperate, but also with respect to its current multinational customers with operations in regions other than Guangdong Province in China.

Plastec’s marketing and sales staffs are able to understand the business and technical needs of its customers, to engage in in-depth discussions with its customers with respect to their requirements, and to assist its customers in enhancing and materializing the contemplated functionalities of the products they plan to launch. In addition to liaising with customers, securing sales orders and providing after-sales services, Plastec’s marketing and sales professionals also play an important role in promoting Plastec’s corporate image through its dedication and professionalism. In the past, Plastec has also developed important customers and generated significant sales through referrals from existing customers.

Credit Control Policy

Plastec usually requires its customers to pay an advance deposit for production of molds to cover the related development costs. Payment of the balance of the production of molds and manufacturing of plastic products is typically subject to normal credit terms ranging from approximately 60 to 120 days. However, the exact credit term granted to a customer is dependent on a number of criteria such as the length of business relationship, general market standing, past payment record and financial strength of the relevant customer. Plastec’s finance department reviews and approves the credit term of each customer before it is agreed and implemented.

The credit terms extended to Plastec by its trade suppliers are mostly between 30 to 90 days. Occasionally, Plastec’s trade suppliers extend credit terms to it for as long as 180 days.

Inventory Management

As Plastec’s production process is sales driven, it commences production only after it has received confirmation from its customers with respect to their purchase orders. Similarly, Plastec purchases raw materials in accordance with the pre-determined production schedules. Plastec’s production model, therefore, allows it to minimize its inventory level due to the fact that it purchases the majority of its raw materials only when they are needed to fulfill its customers’ orders. Plastec also maintains a minimum inventory of finished goods as it endeavors to manufacture its products in accordance with its customers’ “just-in-time” delivery production schedules.

As at April 30, 2008, 2009 and 2010, Plastec’s inventory level was approximately HK$100.1 million, HK$83.2 million, and HK$74.3 million, respectively. Plastec reviews its inventory level on an ongoing basis. Generally, it makes provision for any slow-moving inventory that is older than six months. Plastec may sell obsolete inventory as scrap and recognize income derived from such sales as part of Plastec’s other income.

Research and Development

Plastec does not have a dedicated research and development department. As a result, Plastec does not separately account for research and development expenditures, as they are included in Plastec’s cost of sales. However, in response to its customers’ technical requirements, Plastec launches various research and development initiatives as a part of its manufacturing process, to focus on enhancing mold design and fabrication, the overall manufacturing process and the secondary-process finishing. Plastec organizes its engineers and other technical personnel to undertake these efforts to improve the quality of its products and services and to widen its manufacturing capabilities and know-how. Plastec will continue to upgrade and expand its capabilities in mold design and fabrication and in its integrated manufacturing services in order to provide higher value-added services to its customers.

Major Customers

Plastec’s major customers consist of some of the leading international OEM, ODM and OBM manufacturers of consumer electronics, electrical home appliances, telecommunication devices and computer peripherals. Plastec believes that it has maintained good working relationships with its customers. Due to the nature of the plastics industry, Plastec has attached as much importance to customer maintenance as to customer development.

Plastec has five customers which accounted for 5.0% or more of its total turnover, who on aggregate, accounted for approximately 41.0%, 50.2% and 66.2% of Plastec’s turnover for the years ended April 30, 2008, 2009 2010, respectively. Historically, Plastec’s largest customer accounted for approximately 19.3%, 23.5% and 32.5% of Plastec’s turnover for the years ended April 30, 2008, 2009 and 2010, respectively.

Major Suppliers and Raw Materials

Plastec purchases a variety of raw materials, including resins, chemicals, solvent and mold base, from over 40 suppliers in China and Hong Kong. Plastec’s customers determine the suppliers of specific raw materials to be used in their products. With its customer’s approved suppliers, Plastec negotiates the price and quantity of raw materials with the suppliers. Plastec’s customers typically provide multiple suppliers for any specific raw material. To a significant extent, Plastec’s customers maintain control over the quality and pricing of raw materials used in their products and Plastec is generally allowed to pass through any significant raw material price increases or decreases to them.

Plastec had three suppliers which accounted for 5.0% or more or its total purchases, who on aggregate, accounted for approximately 27.2%, 30.2%, and 38.2% of Plastec’s turnover for the years ended April 30, 2008, 2009 2010, respectively.  Historically, Plastec’s largest supplier accounted for approximately 16.9%, 18.1% and 22.7% of Plastec’s turnover for the years ended April 30, 2008, 2009 and 2010, respectively.

The settlement for Plastec’s purchases of raw materials are mostly denominated either in Hong Kong dollars or U.S. dollars on an open account basis with credit terms ranging from 30 to 90 days.

As disclosed in the section above titled “Inventory Management,” because Plastec’s production is customer driven, it commences production only upon receipt of a customer’s purchase orders. Similarly, Plastec purchases raw materials according to a pre-determined production schedule. Plastec endeavors to minimize its inventory risk by purchasing the majority of raw materials only when needed to fulfill customers’ orders.

Plastec has not experienced any difficulties in obtaining raw materials from its suppliers. Plastec has generally maintained a good business relationship with its suppliers and does not believe that it will experience any significant difficulties in sourcing raw materials from its existing suppliers or in finding alternative suppliers if necessary in the future.

Competition

There are many precision plastic product manufacturing service providers in China and Hong Kong. Plastec’s industry is fragmented and Plastec is not aware of any independent published statistics on market share or industry ranking for its industry.

Plastec believes that its main competitors include the following:

Company	Competing activities
Deswell Industries	Mold design and fabrication; precision plastic injection molding; secondary-process finishing; parts assembly
Sunningdale Tech Ltd.	Mold design and fabrication; precision plastic injection molding; secondary-process finishing; parts assembly
Hi-P International Limited	Mold design and fabrication; precision plastic injection molding; secondary-process finishing; parts assembly
Fu Yu Corp. Ltd.	Mold design and fabrication; precision plastic injection molding; secondary-process finishing; parts assembly
Fischer Tech Ltd.	Mold design and fabrication; precision plastic injection molding
First Engineering Group	Mold design and fabrication; precision plastic injection molding; secondary-process finishing; parts assembly

Plastec believes that the key factors considered by customers when choosing a vendor for precision plastic products and services include the vendor’s overall capabilities, such as ability to provide integrated manufacturing and finishing services, mold design and fabrication capabilities, products quality, scope and flexibility of product offering, speed of supply, pricing, attention to details, financial strength, as well as the customer’s previous experience and relationships with the vendor. Plastec believes that its in-house mold design and fabrication capability, its integrated precision plastic manufacturing and finishing capability, its in-depth knowledge and know-how in this industry and its advanced machinery and equipment give it a competitive advantage over many of its competitors.

While most of the foreign manufacturers, including Plastec, with production sites in China currently dominate the higher-end sector of the PRC plastic OEM, ODM and OBM market, domestic PRC manufacturers, including various medium- and small-size companies, largely compete in the mid- to lower-end market. Domestic PRC manufacturers, however, often have wider sales networks in the country and lower production costs. In addition, they are quickly catching up in manufacturing technology and overall quality control. In addition, China has lifted its import restrictions, lowered import tariffs and relaxed foreign investment restrictions after its entry into the World Trade Organization in December 2001. This has led to increased competition from foreign imports. Plastec cannot assure that, as more foreign and domestic competitors establish PRC-based manufacturing facilities to lower their production costs, price competition will not further intensify in the marketplace.

Properties

At April 30, 2010, Plastec owned the following land use rights:

Plant	Location	Site area/ sq. m.	Land use rights certificate no.	Expiration	Gross floor area/ sq. m.	Building ownership certificate no.
Heyuan Sun Line Manufacturing Plant	Diaoyutai Hongyue Science & Technology Park, Hevuan City	72,993	He Guo Fu (2004) 555	March 26, 2054	6,912.2 2,726.0	C4074932 C4078389

At April 30, 2010, the Manufacturing Plants and the Processing Factories of Plastec also leased the following land use rights:

Plant	Location	Site area/ sq. m.	Status of Land	Gross floor area/ sq. m.	Leasehold Land and Premises Lessor	Lessee	Activities	Commencement Date	Expiration

Dongguan Sun Chuen Manufacturing Plant	Ailingkan Xiangdong Industrial Zone, Dalingshan Township, Dongguan City, Guanadong Province	N.A.	Collectively owned land	12,000	Dongguan Dalingshan Township Ailingkan Village 10th Economic Cooperation Organization	Dongguan Sun Chuen	Industrial	Dec./07	11/30/2015

Dongguan Sun Line Processing Plant	Daling Village, Dalingshan Township, Dongguan City, Guangdong Province	9,333	Collectively owned land	11,543	Yuan Xuemei and Ye Manzhi	Dongguan Sun Line Processing Factory	Industrial	Dec./02	05/31/2014

	Daling Village, Dalingshan Township, Dongguan City, Guangdong Province	8,540	State owned land	28,341	Dongguan Dalingshan Guangyi Furniture Factory	Dongguan Sun Line Processing Factory	Industrial	Dec./02	05/31/2015

Shenzhen Broadway Processing Factory	Shajing Township Xinqiao Village Furongmei Area, Bao’an District, Shenzhen City, Guangdong Province	47,190	Collectively owned land	60,150	Broadway Manufacturing Co. Ltd.	Shenzhen Broadway Processing Factory	Industrial	Apr./09	02/02/2014

Kunshan Broadway Manufacturing Plant	88 Chang Shun Road, Chang Po Town, Kunshan City, Jiangsu Province	7,142	Collectively owned land	8,191	Kunshan Weixia Metal Products Co. Ltd.	Kunshan Broadway	Industrial	Aug./08	08/10/2018

Kunshan Broadway Manufacturing Plant	168 Chang Shun Road, Chang Po Town, Kunshan City, Jiangsu Province	3,500	Collectively owned land	4,500	Kunshan City, Chang Po Town, Jinhua Village Committee	Kunshan Broadway	Industrial	Mar./10	03/01/2019

Zhuhai Sun Line Manufacturing Plant	22 Shinhe No. 2 Road, Baijiao Scientific & Technological Industry Park, Zhuhai City, Guanadong Province	43,017	State owned land	24,480	Zhuhai Kaishinda Investment Co. Ltd.	Zhuhai Sun Line	Industrial	Nov./08	10/31/2018

Employees

Plastec has an aggregate of 4,696 employees either directly employed by it or employed pursuant to the Processing Agreements. Plastec considers its relationships with its employees to be good and expect that this relationship will continue in the future. Plastec has not experienced any strikes or work stoppages by its employees since its inception.

Plastec’s Management Discussion and Analysis of Financial Condition and Results of Operations

The following are the key factors that may affect Plastec’s financial condition and results of operations:

Plastec’s ability to stay current with the latest market trends and technology

Continued growth of Plastec’s business depends to a significant extent on its ability to enhance its existing products and services and to develop new ones in light of the latest market trends and technology. As a majority of Plastec’s customers make and sell consumer electronics and electrical home appliances, its industry is characterized by rapid technological changes and changing consumer preferences. Most of the consumer electronics and electrical home appliances tend to have short product life cycles, faster technology obsolescence and constantly evolving industry standards. In order to stay current with the latest market trends and technology, Plastec must continually invest in new machines and technologies to upgrade and expand its manufacturing capabilities and know-how. If Plastec is unable to remain up to date with respect to market trends and technology and correspondingly respond to its customers’ requirements on a timely basis, demand for Plastec’s products and services will be adversely affected.

Plastec’s ability to retain existing customers and compete for additional customers and new businesses

Plastec’s precision plastic manufacturing industry services principally a limited number of multinational corporations. Plastec depends on approximately five major customers, who on aggregate, accounted for approximately 41.0%, 50.2%, and 66.2% of Plastec’s turnover for the years ended April 30, 2008, 2009, 2010, respectively. Historically, Plastec’s largest customer accounted for approximately 19.3%, 23.5%, and 32.5% of its turnover for the years ended April 30, 2008, 2009 and 2010, respectively.

Plastec’s ability to retain its existing customers, to develop additional customers, and to secure new business opportunities from these existing and new customers is vital to Plastec’s ongoing success and future expansion. Plastec’s industry is competitive, and it expects to become more competitive as the plastic market becomes more globally integrated and as new entrants enter into this global market. If Plastec loses, or receives reduced orders from, one or more of its existing major customers, or if Plastec fails to develop additional customers, or if Plastec fails to execute its expansion plan to compete for new business opportunities from these existing or new customers in different jurisdictions or in additional product categories, Plastec’s results of operations will be adversely affected.

Changes in selling prices and gross margin

A majority of Plastec’s customers are manufacturers of consumer electronics, electronic home appliances, telecommunication devices or computer peripherals. As is typical in these industries, the selling prices of the end products tend to decline significantly over time. As a result, Plastec’s customers have also placed pricing pressure on its products over the life of the product. Plastec believes the selling prices of each of its products will continue to decline for the foreseeable future. To offset the declining selling prices, Plastec must receive orders for new products that command higher initial selling prices in a timely manner. In addition, because the higher initial selling prices of a product often result in a higher gross margin, if Plastec receives a large order of a new product or multiple orders of different new products in a short period of time, Plastec may experience an increase in its gross margin. Conversely, if Plastec does not receive orders for new products over time and cannot otherwise increase the selling prices of its products in a timely manner, its gross margins will decline.

Market demand for products made and sold by customers

Plastec does not sell its products directly to the mass consumer market. Instead, it sells its products, largely plastic components, to leading international OEM, ODM and OBM manufacturers for them to incorporate into their consumer electronics products, electrical home appliances, telecommunication devices and computer peripherals. Market demand for Plastec’s products is, therefore, derived from the demand for the products of its customers. Plastec’s customers market their products globally and any significant change in the global demand or preference for these consumer electronics products, electrical home appliances, telecommunication devices and computer peripherals will affect Plastec’s revenue. The ability of Plastec’s customers to compete successfully to increase their market share will indirectly affect its business prospects and results of operations.

Critical Accounting Policies

Plastec prepares its consolidated financial statements in accordance with IFRS, which requires it to make judgments, estimates and assumptions that affect:

•	the reported amounts of its assets and liabilities;

•	the disclosure of its contingent assets and liabilities at the end of each reporting period; and

•	the reported amounts of revenues and expenses during each reporting period.

Plastec continually evaluates these estimates based on its own experience, knowledge and assessment of current business and other conditions, its expectations regarding the future based on available information and reasonable assumptions, which together form its basis for making judgments about matters that are not readily apparent from other sources. Some of Plastec’s accounting policies require a higher degree of judgment than others in their application. When reading Plastec’s consolidated financial statements, you should consider:

•	its selection of critical accounting policies;

•	the judgment and other uncertainties affecting the application of such policies; and

•	the sensitivity of reported results to changes in conditions and assumptions.

Plastec believes the following accounting policies involve the most significant judgments and estimates used in the preparation of its financial statements:

Depreciation and amortization

Plastec’s long-lived assets include property, plant and equipment. Plastec amortizes its long-lived assets using the straight-line method over the estimated useful lives of the assets, taking into account the assets’ estimated residual values. Plastec estimates the useful lives and residual values at the time it acquires the assets based on its management’s knowledge on the useful lives of similar assets and replacement costs of similar assets having been used for the same useful lives respectively in the market, and taking into account anticipated technological or other changes. On this basis, Plastec has estimated the useful lives of its buildings to be 30 years, its leasehold improvements to be three to six years, its plants and machinery to be three to ten years, its furniture and office equipment to be three to six years, its computer equipment to be three to four years, its moulds to be two to five years and its motor vehicles to be five years. Plastec reviews the estimated useful life and residual value for each of its long-lived assets on a regular basis. If technological changes are to occur more rapidly than anticipated, Plastec may shorten the useful lives or lower the residual value assigned to these assets, which will result in the recognition of increased depreciation and amortization expense in future periods.

Turnover

Plastec derives revenues primarily from the sale of precision plastic parts and components in its role as an integrated plastic manufacturing service provider.  Plastec’s sales and percentage sales to these different categories of customers for the periods described were approximately as follows:

	2008		2009		2010
	HK$’000%		HK$’000%		HK$’000%
Consumer electronics	390,590	39.6	490,810	53.7	492,511	51.0
Electrical home appliances	141,162	14.3	72,271	7.9	22,433	2.3
Telecom devices	97,068	9.8	97,463	10.7	144,496	14.9
Computer peripherals	154,487	15.7	57,723	6.3	53,468	5.5
Others	202,902	20.6	195,177	21.4	253,847	26.3
Total	986,209	100.0	913,444	100.0	966,755	100.0

Plastec categorizes its sales as described in the table above on the basis of the primary industry to which its immediate customers belong, regardless of the actual goods it ships to such customers. For example, if a consumer electronics customer orders its goods for computer peripherals, Plastec generally groups such shipments under consumer electronics for the purpose of its sales analysis. While Plastec has maintained sales to its consumer electronics and electrical home appliances customers, it has over the years made increasing amount of sales to other customers, such as manufacturers of telecommunication devices, computer peripherals and other manufacturers. Such sales analysis information is not based on IFRS requirements or any other accounting standards. You should not place undue reliance on such data.

The Asia-Pacific region, primarily including China, Hong Kong, Japan, Korea, Taiwan, Thailand and Vietnam on the basis of the immediate destination of sales, has been Plastec’s principal geographical market, contributing 96.6%, 91.4% and 83.1% for the three years ended April 30, 2008, 2009 and 2010, respectively. Other markets, especially Europe and United States, contributed 3.4%, 8.6% and 16.9% to Plastec’s turnover for each of the three years ended April 30, 2008, 2009 and 2010, respectively. Plastec determines the geographical market of its sales based on the immediate destination of its goods shipped.

Cost of Sales

The main components of Plastec’s cost of sales are raw materials, direct labor costs and factory overheads. Raw materials mainly include mold bases, resins, paints and solvents. Plastec’s direct labor cost relates to employees directly hired by it, indirect employees it hired from the PRC counterparties and temporary employees it hires from time to time. Plastec’s factory overhead includes machinery depreciation, rental expenses, utility consumed and other indirect factory overheads. Plastec’s cost of sales and percentage cost of sales for the periods presented were approximately as follows:

	Year ending April 30,
	2008		2009		2010
Component	HK$’000%		HK$’000%		HK$’000%
Raw materials	370,195	48.3	371,741	49.6	371,249	45.8
Factory overheads	278,181	36.3	245,192	32.7	293,367	36.2
Direct labor	117,530	15.4	132,716	17.7	145,571	18.0
Total	765,905	100.0	749,649	100.0	810,187	100.0

Approximately 61.5% of Plastec’s purchases of raw materials in the year ended April 30, 2010 were denominated in Hong Kong dollars, 32.6% in U.S. dollars and 5.9% in Renminbi. The main factor affecting the prices of Plastec’s raw materials is the supply and demand for resins, mold bases and paints. However, fluctuations in prices of raw materials have not significantly affected Plastec’s gross margins primarily because its quotations to its customers have been on a “cost-plus” basis that took into account the pre-determined prices of these raw materials as requested by its customers. In addition, Plastec’s quotations to customers are generally subject to revision in the event of any significant increase in raw material prices.

Gross Margin

In general, factors affecting Plastec’s revenue and cost of sales will affect its gross profit margin. The following factors tend to have a material effect on Plastec’s gross margins:

•
Stage of the product life cycle. Most of the plastic parts and components Plastec manufactures tend to experience price erosion over the life cycle of the end-products that its customers make and sell. Such products, especially consumer electronics and electrical home appliances, generally command a higher premium in the earlier stages of their life circle and tend to decline toward the end of their life cycles. This life cycle also affects the pricing of Plastec’s products. The pricing pressure is particularly acute and apparent during the time when products at the end of their life cycles are not replaced with new products, although such decline in margin is often compensated by larger volumes of orders subsequent to the start-up stage of a product.

•
Volume discount. Typically, Plastec’s customers with purchase orders exceeding a certain quantity will request and receive a volume discount from it. Such volume discounts will lead to a decrease in Plastec’s unit selling price and lower its profit margin as a result.

•
Market penetration strategy. From time to time, Plastec may price its products competitively to penetrate deeper into its target markets or to attract new customers. Such strategy will also lead to a decrease in Plastec’s unit selling price and lower its profit margin as a result.

Operating Costs

Plastec’s operating costs mainly comprise of administrative expenses and distribution costs, as well as finance costs. Plastec’s administrative expenses and distribution costs comprise mainly staff costs, including its directors’ fees and remuneration, general administrative expenses, marketing expenses and office expenses, and constituted approximately HK$68.0 million, HK$98.3 million and HK$104.2 million in the years ended April 30, 2008, 2009 and 2010, respectively.  Included in the administrative expenses and distribution costs, Plastec recorded loss on disposals of and write offs of fixed assets for approximately HK$29.0 million and HK$40.3 million in the years ended April 30, 2009 and 2010, respectively.

Plastec’s finance costs include mainly bank interest and charges in relation to its bank borrowings and finance leases, and constituted approximately HK$8.1 million, HK$5.4 million and HK$2.7 million in the years ended April 30, 2008, 2009 and 2010, respectively.

Income Tax

Due to the various tax incentives available to Plastec, its effective corporate income tax rates for the years ended April 30, 2008, 2009 and 2010 were 5.9%, 1.2% and 19.7%, respectively.  The comparatively lower effective tax rate in 2009 was due to a write back of an over-provided income tax provision in prior years.

Hong Kong. Plastec is subject to income tax on its profits in Hong Kong at the prevailing corporate tax rate of 16.5%. Plastec makes provisions for its Hong Kong profit tax in its combined financial statements in reliance on the Departmental Interpretation and Practice Note No. 21 issued by the Hong Kong Inland Revenue Department regarding processing arrangements. Accordingly, Plastec’s relevant subsidiaries have made provisions at the prevailing Hong Kong profit tax rate on 50% of their estimated assessable profit from their sale of goods manufactured in China under their processing arrangements for each year.

China. Dongguan Sun Chuen, Heyuan Sun Line Industrial, Zhuhai Sun Line and Kunshan Broadway are Plastec’s operating subsidiaries with operations in China. As a result, Plastec is subject to various PRC taxes as well as the benefits of various PRC tax incentives. The rate of income tax chargeable on companies in China varies depending on the availability of preferential tax treatment or subsidies based on their industry or location. Under PRC laws and regulations, prior to December 31, 2007, a company established in China was typically subject to a national enterprise income tax at the rate of 30% on its taxable income and a local enterprise income tax at the rate of 3% on its taxable income. The PRC government has provided various incentives to foreign-invested enterprises to encourage foreign investments. Foreign-invested enterprises that are determined by PRC tax authorities to be manufacturing companies with authorized terms of operation for more than ten years are eligible for:

•	a two-year exemption from the national enterprise income tax beginning with their first profitable year; and

•	a 50% reduction of their applicable national enterprise income tax rate for the succeeding three years.

The local preferential enterprise taxation treatment is within the jurisdiction of the local provincial authorities as permitted under the current PRC tax laws relating to foreign- invested enterprises. The local tax authorities decide whether to grant any tax preferential treatment to foreign-invested enterprises on basis of their local conditions. Under such PRC laws and regulations, Plastec’s PRC subsidiary, Dongguan Sun Chuen, has been approved by the relevant PRC tax authorities for a reduced national enterprise income tax rate of 15% from 2009 through 2011. When these tax benefits expire, the effective tax rate of Plastec’s PRC subsidiaries will increase, which will result in an increase in Plastec’s income tax expenses.

In March 2007, the National People’s Congress of China enacted a new Enterprise Income Tax Law, which became effective on January 1, 2008; in December 2007, the State Council promulgated the Regulations on the Implementation of the Enterprise Income Tax Law of the PRC, which became effective on January 1, 2008. The new tax law imposes a unified income tax rate of 25% on all domestic enterprises and foreign-invested enterprises unless they qualify under certain limited exceptions, and the enterprise income tax will on longer be divided into the national enterprise income tax and the local enterprise income tax. The new PRC tax law also permits companies to continue to enjoy their existing preferential tax treatment until such treatment expires in accordance with its current terms. Under the new PRC tax law, as Zhuhai Sun Line and Kunshan Broadway were incorporated in 2008, they are subject to the unified income tax rate of 25% on all sales, while Dongguan Sun Chuen, which was approved by the relevant PRC tax authorities for a reduced national enterprise income tax rate of 15% from 2009 through 2011, will be subject to half of the unified income tax rate of 25%, i.e. 12.5%.

Under the PRC tax law effective prior to January 1, 2008, dividend payments to foreign investors made by foreign-invested enterprises such as its PRC Subsidiaries are exempt from PRC withholding tax. Pursuant to the new PRC tax law, however, dividends payable by a foreign-invested enterprise to its foreign investors is subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Heyuan Sun Line Industrial is directly held by the Hong Kong-incorporated Sun Line (HK) and Dongguan Sun Chuen is directly held by Samoa-incorporated New Skill. While Hong Kong has a tax treaty with China to reduce such withholding tax to 5% for Hong Kong-incorporated holding companies, Samoa does not have any such treaty with China.

Macau. Under Decree-Law No. 58/59/M, a Macau company incorporated under such 58/59/M law is exempt from Macau complementary tax, or Macau income tax, as long as such 58/59/M company does not sell its products to a Macau resident. Plastec’s subsidiary, Sun Line (Macau), was incorporated in Macau and is qualified as a 58/59/M company.

Review of Results of Operations

Year ended April 30, 2010 v. year ended April 30, 2009

Turnover. Plastec’s turnover increased by approximately 5.8% to HK$966.8 million in the year ended April 30, 2010 from HK$913.4 million in the year ended April 30, 2009.  During the year, the global economic environment became more stable compared to the prior year.  Plastec continued to strengthen its production capabilities and capacities to cater to different product requirements of its customers.  Some of the sales orders from its customers dropped because of such customers’ own internal reasons, although Plastec could still solicit more sales orders from its major customers to balance the effect.  Additionally, Plastec’s Zhuhai and Kushan Manufacturing Plants started to provide contributions in this year.

Cost of sales. Plastec’s cost of sales increased by approximately 8.1% to HK$810.2 million in the year ended April 30, 2010 from HK$749.6 million in the year ended April 30, 2009. The increase of cost of sales in the year ended April 30, 2010 primarily resulted from the increase in factory overhead and labor expenses during the fiscal year resulting from higher production levels.  The cost of Plastec’s materials was HK$371.3 million, or approximately 45.8% of its total cost of sales, in the year ended April 30, 2010 compared to HK$371.7 million, or approximately 49.6%, in the year ended April 30, 2009. Plastec’s direct labor costs increased to HK$145.6 million, or approximately 18.0% of its cost of sales, in the year ended April 30, 2010 compared to HK$132.7million, or approximately 17.7%, in the year ended April 30, 2009. The increase in direct labor costs was in line with overall increased wages of local labor including other workers' benefits.  Plastec’s factory overhead increased to HK$293.4 million, or approximately 36.2% of its total cost of sales, in the year ended April 30, 2010 as compared to HK$245.2 million, or approximately 32.7%, in the year ended April 30, 2009, as a result of increase in subcontracting for further processing in production and depreciation.

Gross profit. Plastec’s gross profit decreased by approximately 4.4% to HK$156.6 million in the year ended April 30, 2010 from HK$163.8 million in the year ended April 30, 2009. Plastec’s gross profit margin decreased to 16.2% from 17.9% between the two fiscal years. This was primarily due to the increased direct labor costs and factory overhead during the year.

Other income. Plastec’s other income increased by approximately 134.9% to HK$5.5 million in the year ended April 30, 2010 from HK$2.3 million in the year ended April 30, 2009. The increase was mainly due to net exchange gain and sales of scrap materials and fixed assets no longer in use.

Administrative expenses and distribution costs. Plastec’s administrative expenses and distribution costs increased by approximately 6.0% to HK$104.2 million in the year ended April 30, 2010 from HK$98.3 million in the year ended April 30, 2009. Included in the administrative expenses was a loss on write off of fixed assets for a sum of HK$40.3 million in the year ended April 30, 2010 and HK$29.0 million in the year ended Apr 30, 2009.  The write off resulted from the close down of the Shenzhen Sunline Processing Factory and the Shenzhen Sun Ngai Processing Factory during the year.

Finance costs. Plastec’s finance costs decreased by approximately 49.0% to HK$2.7 million in the year ended April 30, 2010 from HK$5.4 million in the year ended April 30, 2009. The decrease was primarily due to the lower balance in Plastec’s outstanding obligations under its finance leases bearing higher interest rate while average balance of its bank borrowings bearing lower interest rate were increased.

Profit before tax. Plastec’s profit before tax decreased by approximately 11.8% to HK$55.2 million in the year ended April 30, 2010 from HK$62.5 million in the year ended April 30, 2009.

Income tax expense. Plastec’s tax expenses increased by approximately 1,306.3% to HK$10.9 million, representing an effective tax rate of 19.7%, in the year ended April 30, 2010 from HK$0.8 million, representing an effective tax rate of 1.2%, in the year ended April 30, 2009.  As there was a written back of the income tax being over-provided in prior years for the year ended April 30, 2009, Plastec’s effective tax rate increased for the year ended 30, 2010.

Profit for the year. Plastec’s net profit for the year decreased by approximately 28.2% to HK$44.3 million in the year ended April 30, 2010 from HK$61.7 million in the year ended April 30, 2009.

Year ended April 30, 2009 v. year ended April 30, 2008

Turnover. Plastec’s turnover decreased by approximately 7.4% to HK$913.4 million in the year ended April 30, 2009 from HK$986.2 million in the year ended April 30, 2008. In the year ended April 30, 2009, Plastec was affected by the financial crisis from its second half year, whereas sales orders had been reduced and shipment schedules were postponed from both existing and new customers.

Cost of sales. Plastec’s cost of sales decreased by approximately 2.1% to HK$749.6 million in the year ended April 30, 2009 from HK$765.9 million in the year ended April 30, 2008. The decrease of its cost of sales in the year ended April 30, 2009 primarily resulted from the decrease in its sales volume during the fiscal year. The cost of Plastec’s materials increased to HK$371.7 million, or approximately 49.6% of its total cost of sales, in the year ended April 30, 2009 as compared to HK$370.2 million, or 48.3% in the year ended April 30, 2008. On the other hand, its labor costs increased to HK$132.7 million, or 17.7% of its cost of sales, in the year ended April 30, 2009 as compared to HK$117.5 million, or 15.4%, in the year ended April 30, 2008 owing to commencing of the trial run in its newly established plants in Zhuhai and Kushan. Plastec’s factory overhead decreased to HK$245.2 million, or 32.7% of its cost of sales, in the year ended April 30, 2009 as compared to HK$278.2 million or 36.3% in the year ended April 30, 2008.

Gross profit. Plastec’s gross profit decreased by approximately 25.7% to HK$163.8 million in the year ended April 30, 2009 from HK$220.3 million in the year ended April 30, 2008. Gross profit margin decreased to 17.9% from 22.3% between the two fiscal years primarily due to pressure of lower margin sales orders because of the effect of the financial crisis during the fiscal year.

Other income. Plastec’s other income decreased by approximately 9.4% to HK$2.3 million in the year ended April 30, 2009 from HK$2.6 million in the year ended April 30, 2008 primarily due to a low deposits interest rate environment and less sales of scrapped materials no longer in use.

Administrative expenses and distribution costs. Plastec’s administrative expenses and distribution costs increased by approximately 44.4% to HK$98.2 million in the year ended April 30, 2009 from HK$68.0 million in the year ended April 30, 2008. The increase in its administrative expense and distribution costs was primarily attributable to one-off loss on the disposal of fixed assets of HK$29.0 million in relation to close down of one block of Plastec’s factory in Shenzhen Sun Line Processing Plant.

Finance costs. Plastec’s finance costs decreased by approximately 33.8% to HK$5.4 million in the year ended April 30, 2009 from HK$8.1 million in the year ended April 30, 2008. The decrease was primarily due to the decreased interest expenses and financial charges for the decreased average amount of outstanding obligations under its finance leases, as well as a lower level of bank borrowing.

Profit before tax. As a result of Plastec’s decrease in its turnover and gross profit and the loss on the write off of fixed assets, Plastec’s profit before tax decreased by approximately 57.4% to HK$62.5 million in the year ended April 30, 2009 from HK$146.8 million in the year ended April 30, 2008.

Income tax expense. Plastec’s tax expenses decreased by approximately 91.1% from HK8.6 million in the year ended April 30, 2008, representing an effective tax rate of 5.9%, to HK$0.8 million in the year ended April 30, 2009, representing an effective tax rate of 1.2%.  The decrease was primarily due to the write back of an over-provided income tax provisions in the prior year for approximately HK$6.1 million in the year ended Apr 30, 2009.

Profit for the year. Plastec’s profit after tax decreased by approximately 55.3% to HK$61.7 million in the year ended April 30, 2009 from HK$138.1 million in the year ended April 30, 2008.

Liquidity and Capital Resources

Plastec’s operations have been generally funded through a combination of net cash generated from its operations, equity capital and borrowings from financial institutions. Plastec believes that it has adequate working capital to finance its operations.

Summary of Cash Flows

(in HK dollars thousands)

	Year Ended April 30, 2008	Year Ended April 30, 2009	Year Ended April 30, 2010
Net Cash From Operating Activities	166,141	224,394	207,786
Net Cash From Investing Activities	(147,016)	(180,521)	(178,217)
Net Cash From Financing Activities	(11,814)	(64,128)	25,928
	7,311	(20,255)	55,497

For the year ended April 30, 2010

Net cash generated from operating activities. In the year ended April 30, 2010, Plastec generated a net cash inflow from operating activities of approximately HK$207.8 million, which comprised operating cash flows before changes in working capital of HK$223.6 million, adjusted for net working capital outflows of HK$8.5 million and income tax paid of HK$7.3 million.

Net cash used in investing activities. Plastec recorded a net cash outflow from investing activities of HK$178.2 million, which was primarily attributable to the purchase of property, plant and equipment related to Plastec’s capacity expansion including new plants in Zhuhai and Kunshan as well as facilities upgrading.

Net cash used in financing activities. Plastec recorded a net cash inflow from financing activities of HK$25.9 million. This was mainly due to the new bank borrowings, including the drawdown of two long term bank loans, during the fiscal years.

For the year ended April 30, 2009

Net cash generated from operating activities. In the year ended April 30, 2009, Plastec generated a net cash inflow from operating activities of approximately HK$224.4 million which comprised operating cash flows before change in working capital of HK$200.2 million, adjusted for net working capital inflows of HK$32.8 million and income tax paid of HK$8.6 million.

Net cash used in investing activities. Plastec recorded a net cash outflow from investing activities of HK$180.5 million which was primarily attributable to the acquisition of property, plant and equipment.

Net cash from financing activities. Plastec recorded a net cash outflow from financing activities of HK$64.1 million. This was mainly due to the repayment of bank borrowings and finance lease obligations of HK$317.4 million against new bank borrowings of HK$258.8 million.

For the year ended April 30, 2008

Net cash generated from operating activities. In the year ended April 30, 2008, Plastec generated a net cash inflow from operating activities of approximately HK$166.1 million, which comprised operating cash flows before change in working capital of HK$234.0 million, adjusted for net working capital outflows of HK$60.0 million and tax payments of HK$7.8 million.

Net cash used in investing activities. Plastec recorded a net cash outflow from investing activities of HK$147.8 million which was primarily attributable to the purchase of property, plant and equipment of HK$170.4 million.

Net cash used in financing activities. Plastec recorded a net cash outflow from financing activities of HK$11.8 million. This was mainly due to the repayment of HK$96.9 million of bank borrowings and obligations under finance leases against new bank borrowings of HK$93.0 million.

Working capital

Plastec believes that it has adequate working capital for its present requirements and that its net cash generated from operating activities, together with cash and cash equivalents, its borrowing capacity and the net proceeds from the merger, will provide sufficient funds to satisfy its working capital requirements, planned capital expenditures and debt repayments for the next 12 months.

Indebtedness

The following table shows Plastec’s indebtedness as of April 30, 2010:

Actual HK$’000
Short-term debt:
Bank loans	81,240
Finance lease liabilities	9,762
Long-term debt:
Bank loans	32,736
Finance lease liabilities	5,570
Total Indebtedness	129,308

Plastec’s short-term debts as of April 30, 2010 included short term bank loans of HK$71.2 million, current portion of long term bank loans of HK$10.0 million and current portion of finance lease liabilities of HK$9.8 million.

Plastec’s long-term debts as of April 30, 2010 included non-current portion of long term bank loans of HK$32.7 million, and long term portion of finance lease liabilities of HK$5.6 million with fixed repayment schedules.

Contractual Obligations and Commitments

The following table sets forth in Plastec’s contractual cash commitments as of April 30, 2010. Amounts for debt obligations are principal amounts only.

	Total	Payment Due Within 1 Year	Within 2-5 Years	After 5 Years
	HK$’000	HK$’000	HK$’000	HK$’000
Long-term debt obligations	42,800	10,064	32,736	0
Short-term debt obligations	71,176	71,176	0	0
Finance lease obligations	15,332	9,762	5,570	0
Operating lease obligations	52,047	15,151	36,108	788
Capital commitments	35,612	35,612	0	0
TOTAL	216,967	141,765	74,414	788

The long-term and short-term debt obligations in the above table included the long-term and short-term debts as disclosed in the above section “– Indebtedness” above.

The operating lease obligations in the above table included the rents payable by Plastec for the leased properties as disclosed in the section “Business – Properties” section above.

The capital commitments in the above table included the contracted but not provided for acquisition of property, plant and equipment.

Order Book

Due to the nature of its business, Plastec does not maintain an order book. As consumer electronics, electrical home appliances and other end products to which Plastec provides its goods and services are relatively more sensitive to changes in consumer preference and to the impact of competing products, its customers tend to monitor the market demand and supply of their products and other competing products more closely and to time the introduction and inventorying of their products. These customers generally give Plastec purchase orders one to two months in advance. As a result, Plastec endeavors to maintain its competitive advantage by being able to meet its customers’ just-in-time inventory control requirements.

Off-Balance Sheet Arrangements

Plastec has not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties. Plastec has not entered into any derivative contracts that are indexed to its shares and classified as shareholder’s equity or that are not reflected in its combined financial statements. Furthermore, Plastec does not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Plastec does not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to it or that engages in leasing, hedging or research and development services with Plastec. There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on Plastec’s financial condition, net sales or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to an investor.

Market Risks

Foreign exchange risk. A significant portion of Plastec’s sales is denominated in U.S. dollars. Plastec’s costs and capital expenditures are largely denominated in Renminbi and other foreign currencies. Fluctuations in currency exchange rates, particularly among the U.S. dollar, Renminbi and Japanese yen, could have a significant impact on its financial condition and results of operations, affect its gross and operating profit margins and result in foreign exchange and operating losses. Plastec incurred a net foreign currency exchange loss of approximately HK$5,124,000 and HK$2,108,000 for the years ended April 30, 2008 and 2009, and a gain of approximately HK$997,000 for the year ended April 30, 2010 respectively. Plastec currently does not plan to enter into any hedging arrangements, such as forward exchange contracts and foreign currency option contracts, to reduce the effect of its foreign exchange risk exposure. Even if Plastec decides to enter into any such hedging activities in the future, it may not be able to effectively manage its foreign exchange risk exposure. In addition, Plastec’s financial statements are expressed in Hong Kong dollars but the functional currency of its principal operating subsidiaries in China is in Renminbi. To the extent its PRC subsidiaries hold assets denominated in foreign currencies, any appreciation of Renminbi against such foreign currencies could result in a charge to its income statement and decrease the value of Plastec’s foreign currency denominated assets.

Interest rate risk. Plastec’s exposure to interest rate risk relates to interest expenses incurred by its short-term and long-term borrowings. Plastec has not used any derivative financial instruments to manage its interest rate risk exposure, except a four-year Interest Rate Swap contract for an amount of HK$21.6 million to fix the interest cost for its prevailing long-term bank loan in March 2010. Historically, Plastec has not been exposed to material risks due to changes in interest rates on any third-party debt.  However, future interest expenses on Plastec’s borrowings may increase due to changes in market interest rates. Plastec is currently not engaged in any interest rate hedging activities.

Seasonality

Market demand for Plastec’s products is derived from the demand for the products of its customers. Plastec’s customers market their products globally and any significant change in the global demand or preference for these consumer electronics, electrical home appliances, telecommunication devices and computer peripherals will affect Plastec’s revenue. Plastec has not been subject to any seasonality in its business operations in any material respect.

Inflation

Inflation in China has not materially impacted Plastec’s results of operations.

No Subsequent Material Change

There have been no material changes in Plastec’s financial condition and results of operations subsequent to April 30, 2010.

Audited Financial Statements

Attached as Exhibit 99.1 to this Form 6-K are the audited financial statements of Plastec for the fiscal year ended April 30, 2010.  Such audited financial statements of Plastec have not been prepared in accordance with the standards of the Public Company Accounting Oversight Board (“PCAOB”).  However, the audited financial statements of Plastec that will be presented in GSME’s proxy statement to be used to solicit approval of its shareholders in connection with the proposed business combination with Plastec will be prepared in accordance with the standards of the PCAOB.  Accordingly, readers should be aware that Plastec’s audited financial statements may be presented differently in such proxy statement than they are presented in the exhibit to this Form 6-K.

Exhibits

Exhibit	Description

99.1	Audited Financial Statements of Plastec International Holdings Limited.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:    September 23, 2010
GSME ACQUISITION PARTNERS I

By:	/s/ Jing Dong Gao
Name: Jing Dong Gao
Title: Chairman

By:	/s/ Eli D. Scher
Name: Eli D. Scher
Title: Chief Executive Officer